SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Explanatory Note:

As previously disclosed, on February 3, 2020, the Registrant received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Registrant that the minimum closing bid price per share for its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Registrant has a compliance period of 180 calendar days, or until August 3, 2020 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Registrant's ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Registrant a written confirmation of compliance and the matter will be closed. In the event the Registrant does not regain compliance by August 3, 2020, the Registrant may be eligible for an additional 180 calendar day grace period.

On April 17, 2020, Nasdaq informed the Company that given the extraordinary market conditions, Nasdaq has determined to toll the compliance periods for bid price and market value of publicly held shares (“MVPHS”) requirements (collectively, the “Price-based Requirements”) through June 30, 2020. Accordingly, since the Company had 107 calendar days remaining in its bid price compliance period as of April 16, 2020, it will, upon reinstatement of the Price-based Requirements, still have 107 calendar days from July 1, 2020, or until October 15, 2020, to regain compliance.

A copy of the please release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit 99.1	Press release dated April 24, 2020, entitled “Farmmi Receives NASDAQ Minimum Bid Requirement Extension.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: April 24, 2020	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer